Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Committee of the
Enpro Inc. Retirement Savings Plan
Charlotte, North Carolina

We consent to the incorporation by reference in the Registration Statement (No. 333-178668 and No. 333-89576) on Form S-8 of Enpro Inc. of our report dated June 30, 2026, with respect to the statements of net assets available for benefits of the Enpro Inc. Retirement Savings Plan as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years ended 2025, 2024, 2023, and the related ERISA-required supplemental schedule as of December 31, 2025, which report appears in the December 31, 2025 annual report on Form 11-K of the Enpro Inc. Retirement Savings Plan.

GreerWalker LLP
June 30, 2026
Greenville, SC